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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ______)*
Compellent Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
20452A 10 8
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) El Dorado Ventures VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		4,914,716

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,914,716

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,914,716

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) El Dorado Technology ‘01, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		149,897

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		149,897

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	149,897

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) El Dorado Venture Partners VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		5,064,613*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,064,613*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,064,613*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Includes 4,914,716 shares held by El Dorado Ventures VI, L.P. (“EDV VI”) and 149,897 shares held by El Dorado Technology ’01, L.P. (“EDT ‘01”). The Reporting Person is the general partner of EDV VI and EDT ’01.

Page 4 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Charles Beeler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,064,613*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,064,613*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,064,613*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 4,914,716 shares held by El Dorado Ventures VI, L.P. (“EDV VI”) and 149,897 shares held by El Dorado Technology ’01, L.P. (“EDT ‘01”). The Reporting Person is a managing member of El Dorado Venture Partners VI, LLC, the general partner of EDV VI and EDT ’01.

Page 5 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Thomas Peterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,064,613*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,064,613*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,064,613*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 4,914,716 shares held by El Dorado Ventures VI, L.P. (“EDV VI”) and 149,897 shares held by El Dorado Technology ’01, L.P. (“EDT ’01”). The Reporting Person is a managing member of El Dorado Venture Partners VI, LLC, the general partner of EDV VI and EDT ’01.

Page 6 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) M. Scott Irwin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,064,613*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,064,613*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,064,613*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 4,914,716 shares held by El Dorado Ventures VI, L.P. (“EDV VI”) and 149,897 shares held by El Dorado Technology ‘01, L.P. (“EDT ’01”). The Reporting Person is a managing member of El Dorado Venture Partners VI, LLC, the general partner of EDV VI and EDT ’01.

Page 7 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Shanda Bahles

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,064,613*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,064,613*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,064,613*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 4,914,716 shares held by El Dorado Ventures VI, L.P. (“EDV VI”) and 149,897 shares held by El Dorado Technology ’01, L.P. (“EDT ‘01”). The Reporting Person is a managing member of El Dorado Venture Partners VI, LLC, the general partner of EDV VI and EDT ’01.

Page 8 of 12 pages

Item 1.
(a) Name of Issuer
     Compellent Technologies, Inc.
(b) Address of Issuer’s Principal Executive Offices
     7625 Smetana Lane
     Eden Prairie, MN 55344
Item 2.
(a) Name of Person Filing
     El Dorado Ventures VI, L.P. (“EDV VI”)
     El Dorado Technology ‘01, L.P. (“EDT ‘01”)
     El Dorado Venture Partners VI, LLC (“EDVP VI”)
     Charles Beeler
     Thomas Peterson
     M. Scott Irwin
     Shanda Bahles
(b) Address of Principal Business Office or, if none, Residence

     2440 Sand Hill Road, Ste. 200
     Menlo Park, CA 94025
(c) Citizenship

Entities:	EDV VI — California
EDT ‘01 — California
EDVP VI — California

Individuals:	Charles Beeler — United States
Thomas Peterson — United States
M. Scott Irwin — United States
Shanda Bahles — United States
(d) Title of Class of Securities
     Common Stock
(e) CUSIP Number
     20452A 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Page 9 of 12 pages

Item 4. Ownership

			El Dorado Venture
	El Dorado Ventures	El Dorado	Partners
	VI, L.P.	Technology ’01, L.P.	VI, LLC(1)
(a) Beneficial Ownership	4,914,716	149,897	5,064,613

(b) Percentage of Class	16.1%	0.5%	16.6%

(c) Sole Voting Power	4,914,716	149,897	5,064,613

Shared Voting Power	-0-	-0-	-0-

Sole Dispositive Power	4,914,716	149,897	5,064,613

Shared Dispositive Power	-0-	-0-	-0-

		Thomas		Shanda
	Charles Beeler(2)	Peterson(2)	M. Scott Irwin(2)	Bahles(2)
(a) Beneficial Ownership	5,064,613	5,064,613	5,064,613	5,064,613

(b) Percentage of Class	16.6%	16.6%	16.6%	16.6%

(c) Sole Voting Power	-0-	-0-	-0-	-0-

Shared Voting Power	5,064,613	5,064,613	5,064,613	5,064,613

Sole Dispositive Power	-0-	-0-	-0-	-0-

Shared Dispositive Power	5,064,613	5,064,613	5,064,613	5,064,613

(1)	Includes 4,914,716 shares held by El Dorado Ventures VI, L.P. (“EDV VI”) and 149,897 shares held by El Dorado Technology ‘01, L.P. (“EDT ‘01”). The Reporting Person is the general partner of ED VI and EDT ‘01.

(2)	Includes 4,914,716 shares held by EDV VI and 149,897 shares held by EDT ‘01. The Reporting Person is a managing member of El Dorado Venture Partners VI, LLC, the general partner of EDV VI and EDT ‘01.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of a Group
Not applicable.
Item 10. Certification
Not applicable.

Page 10 of 12 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2008

EL DORADO VENTURES VI, L.P.		EL DORADO TECHNOLOGY ‘01, L.P.

By:	El Dorado Venture Partners VI, LLC its general partner	By:	El Dorado Venture Partners VI, LLC its general partner

By:	/s/ Thomas Peterson	By:	/s/ Thomas Peterson

	Managing Member		Managing Member

EL DORADO VENTURE PARTNERS VI, LLC

By:	/s/ Thomas Peterson

Managing Member

/s/ Charles Beeler

Charles Beeler

/s/ Thomas Peterson

Thomas Peterson

/s/ M. Scott Irwin

M. Scott Irwin

/s/ Shanda Bahles

Shanda Bahles

Page 11 of 12 pages

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Compellent Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2008.

EL DORADO VENTURES VI, L.P.		EL DORADO TECHNOLOGY ‘01, L.P.

By:	El Dorado Venture Partners VI, LLC its general partner	By:	El Dorado Venture Partners VI, LLC its general partner

By:	/s/ Thomas Peterson	By	: /s/ Thomas Peterson

	Managing Member		Managing Member

EL DORADO VENTURE PARTNERS VI, LLC

By:	/s/ Thomas Peterson

Managing Member

/s/ Charles Beeler

Charles Beeler

/s/ Thomas Peterson

Thomas Peterson

/s/ M. Scott Irwin

M. Scott Irwin

/s/ Shanda Bahles

Shanda Bahles

Page 12 of 12 pages